Exhibit 3.1

SECTION 2:1 OF THE BY-LAWS OF ANGELICA CORPORATION, AS AMENDED THROUGH APRIL 28, 2006

Section 2:1. An annual meeting of the shareholders of the Company, for the purpose of electing Directors and for the transaction of such other business as properly may be brought before the meeting, shall be held on the last Tuesday in October of each year, if not a legal holiday, and if a legal holiday, then on the next secular day following, commencing at 10:00 a.m.